Exhibit 11

HICKOK INCORPORATED
CONSOLIDATED STATEMENT OF COMPUTATION OF EARNINGS
PER COMMON SHARE AND SHARE EQUIVALENTS

Years Ended September 30,	2006	2005	2004

NET INCOME
Net income (loss) applicable to common shares for basic earnings per share	$803,613	$(1,573,772)	$659,770

Net income (loss) applicable to common shares for diluted earnings per share	$803,613	$(1,573,772)	$659,770

SHARES OUTSTANDING
Weighted average shares for basic earnings per share	1,211,245	1,211,629	1,218,913

Net effect of dilutive stock options - based on the treasury stock method using year-end market price, if higher than average market price	34,937	-*	31,506

Total shares for diluted earnings per share	1,246,182	1,211,629	1,250,419

Basic Earnings Per Common Share	$.66	$(1.30)	$.54

Diluted Earnings Per Common Share	$.64	$(1.30)	$.53

* Net effect of stock options was antidilutive for the period.